04039721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 31 to
Form CB/A

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

AUG 0 6 2004

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

PROCESSED
AUG 06 2004
THOMSON
FINANCIAL

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab Limited ('Tab') disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*

2. Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP Holdings Limited ('TABCORP'), a notice of variation extending the offer period, a supplementary bidder's statement lodged with the Australian Securities and Investments Commission ('ASIC') on May 4, 2004 and a flyer entitled '9 good reasons'.*

3. Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*

4. Documents posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.*

5. Documents posted to Tab shareholders on June 29, 2004, being one of three different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*

6. Documents posted to Tab shareholders on July 21, 2004, being one of two different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*

7. Documents posted to certain Tab shareholders on July 30, 2004, being (as appropriate) one of three different letters from the Chairman, a notice of variation extending the offer period and a notice of variation increasing the offer consideration.*

8. Documents posted to certain Tab shareholders on August 5, 2004, being (as appropriate) a letter to continuing Tab shareholders and a letter concerning Australian capital gains tax consequences of any subsequent sale of TABCORP shares received under the bid.**

Part II – Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*

B. The annual financial report for TABCORP for the year ended June 30, 2003.*

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003.*

D. The half-year financial report for TABCORP for the half year ended December 31, 2003.*

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ('ASX') since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*

---

* Previously furnished.

** Furnished herewith.

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB Limited ('UNiTAB') for the ordinary shares of Tab.*

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*

O. ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*

P. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*

Q. ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*

R. ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*

S. ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*

T. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*

U. ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.*

V. ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*

---

* Previously furnished.

** Furnished herewith.

W. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 24, 2004.*

X. ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.*

Y. Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*

Z. ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*

AA. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*

BB. ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

CC. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*

DD. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.*

EE. ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.*

FF. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.*

GG. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.*

HH. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.*

II. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.*

JJ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.*

KK. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.*

LL. ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*

MM. ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-

---

* Previously furnished.

** Furnished herewith.

market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

NN. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 16, 2004.*

OO. ASX Announcement by TABCORP dated June 18, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

PP. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 21, 2004.*

QQ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 22, 2004.*

RR. ASX Announcement by TABCORP dated June 23, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

SS. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 25, 2004.*

TT. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 29, 2004.*

UU. ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

VV. ASX Announcement by TABCORP dated July 1, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

WW. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 2, 2004.*

XX. ASX Announcement by TABCORP dated July 2, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Remaining Offer Conditions'.*

YY. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 5, 2004.*

ZZ. ASX Announcement by TABCORP dated July 5, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*

AAA. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 6, 2004.*

BBB. ASX Announcement by TABCORP dated July 6, 2004 entitled 'TABCORP takes management control of Tab Limited'.*

CCC. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 7, 2004.*

---

* Previously furnished.

** Furnished herewith.

DDD. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 8, 2004.*

EEE. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 12, 2004.*

FFF. ASX Announcement dated July 13, 2004 entitled '*Corporations Act 2001* (Cth) – Notice under section 630(3)'.*

GGG. ASX Announcement by TABCORP dated July 13, 2004 entitled 'Post 2012 Review of Victorian Gambling Licences'.*

HHH. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 14, 2004.*

III. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 16, 2004.*

JJJ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 19, 2004.*

KKK. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 20, 2004.*

LLL. ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Determination of the Share Component of the Bid Consideration'.*

MMM. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 21, 2004.*

NNN. ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

OOO. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 22, 2004.*

PPP. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 26, 2004.*

QQQ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 27, 2004.*

RRR. ASX Announcement by TABCORP dated July 27, 2004 entitled 'TABCORP receives acceptances for 90% of Tab Limited'.*

SSS. ASX Announcement by TABCORP dated July 30, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Variation of Offer Consideration'.*

---

* Previously furnished.

** Furnished herewith.

TTT. ASX Announcement by TABCORP dated August 2, 2004 entitled 'Notification of Substantial Shareholding'.*

UUU. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated August 3, 2004.*

VVV. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated August 5, 2004.**

WWW. ASX Announcement by TABCORP dated August 5, 2004 entitled 'Closing Date for Bid and Details Concerning Bid Consideration'.**

XXX. ASX Announcement by TABCORP dated August 6, 2004 entitled 'Compulsory Acquisition Notice'. **

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

* Previously furnished.
** Furnished herewith.

MELBOURNE:45608.1

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: [signature]
Charles Read
Authorised Signatory

TABCORP INVESTMENTS NO.4 PTY LTD

By: [signature]
Charles Read
Authorised Signatory

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*	
2	Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period, a supplementary bidder's statement lodged with ASIC on May 4, 2004 and a flyer entitled '9 good reasons'.*	
3	Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*	
4	Documents posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.*	
5	Documents posted to Tab shareholders on June 29, 2004, being one of three different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*	
6	Documents posted to Tab shareholders on July 21, 2004, being one of two different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*	
7	Documents posted to certain Tab shareholders on July 30, 2004, being (as appropriate) one of three different letters from the Chairman, a notice of variation extending the offer period and a notice of variation increasing the offer consideration.*	
8	Documents posted to certain Tab shareholders on August 5, 2004, being (as appropriate) a letter to continuing Tab shareholders and a letter concerning Australian capital gains tax consequences of any subsequent sale of TABCORP shares received under the bid.**	14
A	Bidder's Statement lodged with ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*	
B	The annual financial report for TABCORP for the year ended June 30, 2003.*	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003.*	

* Previously furnished.

** Furnished herewith.

Exhibit	Description	Page
D	The half-year financial report for TABCORP for the half year ended December 31, 2003.*	
E	All continuous disclosure notices given by TABCORP to ASX since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*	
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*	
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*	
L	UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*	
M	ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*	
N	ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*	
O	ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*	
P	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
Q	ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*	
R	ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*	
S	ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*	
T	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*	
U	ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.*	

* Previously furnished.

** Furnished herewith.

Exhibit	Description	Page
V	ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*	
W	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
X	ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.*	
Y	Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*	
Z	ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*	
AA	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*	
BB	ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
CC	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*	
DD	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.*	
EE	ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.*	
FF	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.*	
GG	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.*	
HH	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.*	
II	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.*	
JJ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.*	
KK	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.*	
LL	ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*	
MM	ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
NN	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 16, 2004.*	
OO	ASX Announcement by TABCORP dated June 18, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

Exhibit	Description	Page
PP	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 21, 2004.*	
QQ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 22, 2004.*	
RR	ASX Announcement by TABCORP dated June 23, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
SS	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 25, 2004.*	
TT	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 29, 2004.*	
UU	ASX Announcement by TABCORP dated June 29, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
VV	ASX Announcement by TABCORP dated July 1, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
WW	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 2, 2004.*	
XX	ASX Announcement by TABCORP dated July 2, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Remaining Offer Conditions'.*	
YY	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 5, 2004.*	
ZZ	ASX Announcement by TABCORP dated July 5, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*	
AAA	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 6, 2004.*	
BBB	ASX Announcement by TABCORP dated July 6, 2004 entitled 'TABCORP takes management control of Tab Limited'.*	
CCC	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 7, 2004.*	
DDD	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 8, 2004.*	
EEE	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 12, 2004.*	
FFF	ASX Announcement dated July 13, 2004 entitled '*Corporations Act 2001* (Cth) – Notice under section 630(3)'.*	
GGG	ASX Announcement by TABCORP dated July 13, 2004 entitled 'Post 2012 Review of Victorian Gambling Licences'.*	
HHH	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 14, 2004.*	
III	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 16, 2004.*	
JJJ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 19, 2004.*	

* Previously furnished.

** Furnished herewith.

Exhibit	Description	Page
KKK	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 20, 2004.*	
LLL	ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Determination of the Share Component of the Bid Consideration'.*	
MMM	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 21, 2004.*	
NNN	ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
OOO	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 22, 2004.*	
PPP	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 26, 2004.*	
QQQ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 27, 2004.*	
RRR	ASX Announcement by TABCORP dated July 27, 2004 entitled 'TABCORP receives acceptances for 90% of Tab Limited'.*	
SSS	ASX Announcement by TABCORP dated July 30, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Variation of Offer Consideration'.*	
TTT	ASX Announcement by TABCORP dated August 2, 2004 entitled 'Notification of Substantial Shareholding'.*	
UUU	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated August 3, 2004.*	
VVV	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated August 5, 2004.**	20
WWW	ASX Announcement by TABCORP dated August 5, 2004 entitled 'Closing Date for Bid and Details Concerning Bid Consideration'.**	29
XXX	ASX Announcement by TABCORP dated August 6, 2004 entitled 'Compulsory Acquisition Notice'. **	36

* Previously furnished.
** Furnished herewith.

MELBOURNE:45608.1

Exhibit 8

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communication to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Vic 3000
GPO Box 1736
Melbourne Vic 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

5 August 2004

Dear Shareholder,

TABCORP has now received acceptances for more than 90% of Tab Limited shares under its takeover offer for Tab. Accordingly, TABCORP has increased the cash component of its offer consideration by 10 cents per Tab share, so that its offer is now $2.10 cash, plus 0.20 TABCORP shares, for each Tab share. TABCORP has enclosed a notice of variation in respect of this increase.

Enclosed is your transaction confirmation / holding statement and cheque, which represents the full and final consideration payable to you in cash and new TABCORP shares in respect of the shares in Tab that you sold pursuant to the offer by TABCORP.

Also enclosed is a letter explaining the capital gains tax consequences regarding this transaction. A copy of this letter has been posted on the TABCORP website at **www.tabcorp.com.au** for future reference.

For legal reasons, including privacy laws, TABCORP is unable to use all of your instructions which you previously gave to Tab regarding your former Tab shareholding. We will forward to you in due course forms and other information to enable you to provide TABCORP with instructions regarding your shareholding, including details relating to:

- Your Tax File Number, Australian Business Number or Exemption;
- Your bank account details to receive dividend payments by direct credit;
- Your participation in TABCORP's Dividend Reinvestment Plan; and
- The TABCORP Shareholder Benefits Scheme.

Yours sincerely,

Peter Caillard
Company Secretary

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communication to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Vic 3000
GPO Box 1736
Melbourne Vic 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

5 August 2004

Dear Shareholder

Australian Capital Gains Tax

Takeover of Tab Limited

This letter contains information that may assist you or your adviser to understand the Australian capital gains tax (***CGT***) consequences in respect of:

- the disposal of your ordinary shares (***Tab Shares***) in Tab Limited (***Tab***) to TABCORP Investments No.4 Pty Ltd (***Bidder***, a wholly owned subsidiary of TABCORP Holdings Limited (***TABCORP***)) as a result of your acceptance of an offer (the ***Offer***) made under Bidder's off-market bid (the ***Bid***) for all of the Tab Shares; and
- the future disposal of any ordinary shares in TABCORP (***TABCORP Shares***) that you received as a result of your acceptance of the Offer.

This letter is only intended as a general description of Australian CGT consequences of the relevant disposals. The circumstances for each shareholder will vary and you should therefore still consult your own taxation adviser.

This letter may not cover the implications for you if you held your Tab Shares on revenue account or as trading stock, if you acquired your Tab Shares under an employee share or option plan, or if you are not a resident of Australia for tax purposes. In these circumstances, you should seek advice in relation to the taxation implications of the disposal of your Tab Shares and the subsequent ownership and disposal of TABCORP Shares.

1. Disposal of Tab Shares

You may have made a capital gain or capital loss on the disposal of your Tab Shares to Bidder.

A capital gain or capital loss will arise to the extent that the capital proceeds from the disposal of your Tab Shares is more or less than your cost base in your Tab Shares. Capital gains and losses must be taken into account in determining your assessable income. Australian resident shareholders who would make a capital gain on disposal of their Tab Shares may elect rollover relief in certain circumstances (refer below).

The cost base of your Tab Shares is generally your cost of acquisition. Certain other amounts associated with acquisition and disposal (such as brokerage or stamp duty) may be included in your cost base.

The capital proceeds from the disposal of your Tab Shares will be the sum of the amount of money and the value of the TABCORP Shares you received as consideration for your acceptance of the Offer.

For these purposes, the value of your TABCORP Shares will be their market value on the date when the contract was entered into for their disposal. The Offer became unconditional on 5 July 2004. If you accepted the Offer on or before 5 July 2004 you will be deemed to have disposed of your Tab Shares on 5 July 2004. If you accepted the Offer at a later date, you will be deemed to have disposed of your Tab Shares on the day that your acceptance of the Offer was received. The relevant disposal date is set out in the transaction confirmation statement to which the cheque for the cash component of your Offer consideration was attached.

A Class Ruling application will be lodged with the ATO seeking confirmation of rollover relief availability and that, in determining the market value of a TABCORP share, you may use the closing value of the share on the stock exchange on the date of disposal of your TAB shares. Daily closing values of TABCORP shares from 5 July 2004 will be posted on the TABCORP website **www.tabcorp.com.au**. The Class Ruling, when issued, will be available to view on the ATO website **www.ato.gov.au**. TABCORP will notify you if the Class Ruling does not issue in accordance with the application lodged.

Indexation and the CGT discount

If you are an individual, complying superannuation entity or trust and you held your Tab Shares for more than 12 months, you may be able to claim a CGT discount in respect of any capital gain arising on disposal of your Tab Shares.

If your Tab Shares were acquired at or before 11.45 am on 21 September 1999, the capital gain or loss is generally calculated as the difference between the capital proceeds and the cost base for the Tab Shares, with the cost base being indexed for inflation up to 30 September 1999. If you are an individual, complying superannuation entity or trust who acquired your Tab Shares before this date, you may choose between calculating any capital gain using a cost base indexed for inflation up to 30 September 1999, or claiming the CGT discount in respect of your gain calculated using an unindexed cost base.

If your Tab Shares were acquired after 11.45 am on 21 September 1999 and you are an individual, complying superannuation entity or trust shareholder, you may apply the CGT discount in calculating the amount of the capital gain (after deducting available capital losses) to be included in the calculation of your assessable income.

The CGT discount rules permit individuals and trusts to reduce a capital gain on the disposal of Tab Shares by half and complying superannuation entities to reduce a capital gain by one third.

Rollover relief

If you would make a capital gain from your disposal of Tab Shares pursuant to the Offer, you may elect to apply rollover relief under which the proportion of the capital gain attributable to the TABCORP Share component of the Offer consideration will be disregarded and effectively deferred until you dispose of any TABCORP Shares which you acquire under the Offer.

However, the capital gain in respect of the cash component of the consideration for your Tab Shares under the Offer does not qualify for rollover relief.

In order to calculate your capital gain your cost base in your Tab Shares must be reasonably apportioned between the cash consideration and the TABCORP Shares you receive.

The capital gain that may arise in respect of the cash component of the consideration for your Tab Shares if you elect for the rollover is calculated as follows:

$$\text{Cash consideration received under the Offer} \;\text{Less}\; \left\{ \frac{\text{Cash consideration received under the Offer}}{\text{Cash consideration received under the Offer} + \text{Market value of all TABCORP Shares received under the Offer}} \times \text{Cost base of all Tab Shares transferred} \right\}$$

Example 1

A holding of 257 Tab Shares acquired in June 1998 for $2.05 each in response to Tab's intitial public offer, then disposed of on 5 July 2004 when the closing price of TABCORP Shares was $14.28, produces a capital gain of $315.45, ignoring cost base indexation and the CGT discount, calculated as follows:

- Cash consideration received under the Offer = 257 x $2.10 = $539.70
- Cost base of all Tab Shares transferred = 257 x $2.05 = $526.85
- Market value of all TABCORP Shares received under the Offer
  = (257 x 0.20) x $14.28 = 51 x $14.28 = $728.28
  (In respect of the rounding effects on the number of TABCORP Shares received in respect of the Offer, any fractional entitlement of less than 0.5 will be rounded down to zero, and 0.5 or more will be rounded up to one TABCORP Share)
- Capital gain = $$\$539.70 \text{ Less } \left\{ \frac{\$539.70}{\$539.70 + \$728.28} \times \$526.85 \right\} = \$315.45$$

2. Disposal of TABCORP Shares

Subject to the following differences, the disposal of your TABCORP Shares will be subject to the same CGT consequences described above in respect of the disposal of your Tab Shares.

As your TABCORP Shares will have been acquired after 21 September 1999, there is no indexation adjustment made to their cost base.

If you are an individual, complying superannuation entity or trust you may be eligible for the CGT discount if you hold your TABCORP Shares for more than 12 months before disposing of them. If you elected to apply rollover relief and you hold your TABCORP Shares as an individual, complying superannuation fund or trust, in determining if shares have been held for 12 months, you are deemed to have acquired the TABCORP Shares at the same time you acquired the Tab Shares.

If you elect to apply rollover relief to the sale of your Tab Shares, the cost base for your TABCORP Shares will be that part of the cost base of the Tab Shares that was attributed to the TABCORP Shares. This is calculated as follows:

$$\text{Cost base for all Tab Shares previously held} \text{ Less } \left\{ \frac{\text{Cash consideration received under the Offer}}{\text{Cash consideration received under the Offer} + \text{Market value of all TABCORP Shares received under the Offer}} \times \text{Cost base of all Tab Shares transferred} \right\}$$

Example 2

Using the information from example 1 above, the cost base of your TABCORP Shares will be $302.60, calculated as follows:

$$\$526.85 \text{ Less } \left\{ \frac{\$539.70}{\$539.70 + \$728.28} \times \$526.85 \right\} = \$302.60$$

If you do not elect to apply rollover relief to the sale of your Tab Shares, the cost base for your TABCORP Shares will be the value of the Tab Shares on the day you enter into a contract for acquisition of the TABCORP Shares.

3. Disposal of TABCORP Shares under the Share Sale Facility

Subject to the following, if you dispose of TABCORP Shares under the Share Sale Facility, that disposal will be subject to the same Australian CGT consequences as described above in relation to the disposal of Tab Shares.

As the TABCORP Shares will have been acquired after 21 September 1999, there will be no indexation adjustment made to their cost base.

As the TABCORP Shares will have been acquired on the date on which the contract for the disposal of the Tab Shares was entered into, unless you elect to apply rollover relief in relation to the exchange of Tab Shares for TABCORP Shares (discussed below), the TABCORP Shares will not have been held for 12 months before the sale of the TABCORP Shares under the Share Sale Facility. In these circumstances, the 'CGT Discount' will not be available to you if you participate in the Share Sale Facility, as the minimum holding requirement will not have been satisfied.

Where you elect to apply rollover relief in relation to the exchange of Tab Shares for TABCORP Shares, for the purposes of determining your eligibility for the CGT Discount the time of acquisition of the TABCORP Shares will be treated as being the time at which you acquired your original Tab Shares that were exchanged. Therefore, where you elect to apply the rollover relief and you had held your Tab Shares for 12 months or more before the sale of your TABCORP Shares under the Share Sale Facility, provided you are an individual, complying superannuation entity or trust, you will be entitled to discount capital gains treatment.

Should you have any queries in respect of the above, further information can be found in section 7 of the bidder's statement for the Bid dated 2 April 2004 (as supplemented), or else you should contact your taxation adviser.

You can also obtain the 'Guide to Capital Gains Tax' by contacting the Australian Taxation Office by phone on 1300 720 092.

Yours faithfully



Peter Caillard
Company Secretary

Exhibit VVV

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	*Tab Limited ("Tab")*
ACN/ARSN	*081 765 308*

1. Details of substantial holder (1)

Name	*See Annexure A*
ACN/ARSN (if applicable)	
There was a change in the interests of the substantial holder on (d/m/y)	*See Annexures A and C*
The previous notice was given to the company on (d/m/y)	*3/8/2004*
The previous notice was dated (d/m/y)	*3/8/2004*

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	*412,005,091*	*91.33%*	*417,031,639*	*92.45%*

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change (d/m/y)	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
		See Annexure A			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure A				

mcmm M0111557728v1 305268671

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	*Not applicable*

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
TABCORP Investments No.4	*5 Bowen Crescent, Melbourne, Victoria, 3004*
TABCORP	*5 Bowen Crescent, Melbourne, Victoria, 3004*
Each member of the TABCORP Group	*See Annexure B*

Signature

print name Peter Caillard capacity *Director*

sign here date *5/8/2004*

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 2 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: [signature]

Peter Caillard (Director of TABCORP Investments No.4)

Date: 5 August 2004

1. Details of substantial holders

(a) TABCORP Investments No.4 Pty Ltd (ACN 108 197 084) ("TABCORP Investments No.4").

(b) TABCORP Holdings Limited (ACN 063 780 709) ("TABCORP").

(c) Each of the companies listed in Annexure B ("TABCORP Group").

The nature of the associations of the substantial holders are as follows:

Name	Nature of association
TABCORP Investments No.4	TABCORP Investments No.4 is an associate of TABCORP and each member of the TABCORP Group pursuant to section 12(2)(a)(i) or (iii) of the Corporations Act
TABCORP	TABCORP is an associate of TABCORP Investments No.4 and each member of the TABCORP Group pursuant to section 12(2)(a)(ii) of the Corporations Act
Each member of the TABCORP Group	Each member of the TABCORP Group is an associate of TABCORP Investments No.4, TABCORP, and each other member of the TABCORP Group pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act

3. Changes in relevant interests

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See Annexure C	TABCORP Investments No.4	Increase of relevant interest as a result of acceptances of offers (the *Offers*) dated 21 April 2004 made under TABCORP Investments No.4's off-market bid for ordinary shares in Tab on the terms set out in the bidder's statement dated 2 April 2004, as supplemented by supplementary bidder's statements dated 4 May 2004 and 3 June 2004. See Annexures C and D for details	Consideration will be provided by TABCORP Investments No.4 in accordance with and subject to the terms of the Offers. See Annexure D for details	See Annexure C	See Annexure C

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
As per TABCORP Investments No.4	TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4
As per TABCORP Investments No.4	Each member of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4	As per TABCORP Investments No.4

4. Present relevant interests

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
TABCORP Investments No.4	Persons to whom the Offers were made who have accepted the Offers	TABCORP Investments No.4	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers TABCORP Investments No.4's power to vote or dispose of the Tab shares is qualified until TABCORP Investments No.4 becomes the registered holder of those shares	76,442,326 ordinary shares	76,442,326
TABCORP Investments No.4	TABCORP Investments No.4	TABCORP Investments No.4	Relevant interest under section 608(1) of the Corporations Act as the registered holder of Tab shares	340,589,313 ordinary shares	340,589,313
TABCORP	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of controlling TABCORP Investments No.4. TABCORP is not the registered holder of the Tab shares and its ability to vote or dispose of those shares is qualified accordingly	As per TABCORP Investments No.4	As per TABCORP Investments No.4
Each of the members of the TABCORP Group	As per TABCORP Investments No.4	As per TABCORP Investments No.4	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, TABCORP) above 20% in TABCORP Investments No.4. No member of the TABCORP Group is the registered holder of the Tab shares and their ability to vote or dispose of those shares is qualified accordingly	As per TABCORP Investments No.4	As per TABCORP Investments No.4

This is Annexure B of 2 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Peter Caillard (Director of TABCORP Investments No.4)

Date: 5 August 2004

TABCORP Group

TABCORP is the controlling entity of TABCORP Investments No.4 and of the other subsidiaries of TABCORP (being associates of TABCORP Investments No.4).

Set out below are those other subsidiaries of TABCORP which together are referred to as the "TABCORP Group" for the purposes of this Form 604 (Notice of change of interests of substantial holder).

Name of entity	Address
Sydney Harbour Apartments Pty Ltd (ACN 075 423 666)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Entertainment Pty Ltd (ACN 080 574 732)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments Pty Ltd (ACN 085 513 300)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Online Pty Limited (ACN 092 104 786)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Holdings Limited (ACN 064 054 431)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Assets Pty Ltd (ACN 064 303 920)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Manager Pty Ltd (ACN 064 304 016)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Participant Pty Ltd (ACN 064 304 105)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Employee Share Administration Pty Ltd (ACN 064 458 224)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP (Queensland) Pty Ltd (ACN 064 555 899)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Technology Pty Ltd (ACN 006 574 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Casino Management Pty Ltd (ACN 060 462 053)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Pty Ltd (ACN 060 510 410)	5 Bowen Crescent, Melbourne, Victoria, 3004
Star City Investments Pty Ltd (ACN 060 507 888)	5 Bowen Crescent, Melbourne, Victoria, 3004
Sydney Harbour Casino Properties Pty Ltd (ACN 050 045 120)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Investments No.2 Pty Ltd (ACN 105 341 375)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Issuer Pty Ltd (ACN 105 341 366)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Staff Superannuation Pty Ltd (ACN 065 448 277)	5 Bowen Crescent, Melbourne, Victoria, 3004
TABCORP Superannuation Pty Ltd (ACN 005 070 619)	5 Bowen Crescent, Melbourne, Victoria, 3004
Showboat Australia Pty Ltd (ACN 061 299 625)	5 Bowen Crescent, Melbourne, Victoria, 3004
Club Gaming Systems (Holdings) Pty Limited (ACN 051 404 007)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming (NSW) Pty Ltd (ACN 003 992 327)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Custodian Pty Limited (ACN 067 888 680)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Superannuation Pty Limited (ACN 064 432 926)	Level 9, Niecon Tower, 17-19 Victoria Avenue, Broadbeach, Queensland, 4218
Jupiters Limited (ACN 010 741 045)	5 Bowen Crescent, Melbourne, Victoria, 3004

Name of entity	Address
Breakwater Island Limited (ACN 010 271 691)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Limited (ACN 000 005 916)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters International Pty Ltd (ACN 055 809 302)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Technology & Environmental Services Pty Ltd (ACN 102 895 652)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Services Pty Limited (ACN 053 518 942)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Gaming Pty Limited (ACN 071 366 446)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Machine Gaming Pty Limited (ACN 078 963 050)	5 Bowen Crescent, Melbourne, Victoria, 3004
Jupiters Internet Gaming Pty Limited (ACN 088 541 940)	5 Bowen Crescent, Melbourne, Victoria, 3004
jupiters.com Pty Limited (ACN 091 584 226)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 760 610 PTY LTD (ACN 082 760 610)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Wagering Systems Pty Limited (ACN 000 075 927)	5 Bowen Crescent, Melbourne, Victoria, 3004
ATL Pty Limited (ACN 000 007 401)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Enterprises Pty Limited (ACN 072 794 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Gaming Machines Pty Limited (ACN 062 579 613)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Infosec Pty Limited (ACN 067 175 839)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.2) Pty Limited (ACN 053 998 191)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.4) Pty Limited (ACN 053 990 962)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.5) Pty Limited (ACN 053 991 307)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Investor (No.6) Pty Limited (ACN 056 466 703)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA MicroElectronics Pty Ltd (ACN 003 263 170)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA New Media Pty Ltd (ACN 084 703 702)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research and Development Pty Limited (ACN 003 573 313)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Research Marketing Pty Limited (ACN 003 573 386)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.2) Pty Ltd (ACN 065 041 303)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation (No.3) Pty Ltd (ACN 070 046 641)	5 Bowen Crescent, Melbourne, Victoria, 3004
AWA Superannuation Pty Ltd (ACN 001 197 931)	5 Bowen Crescent, Melbourne, Victoria, 3004
Hotel Gaming Systems Pty Ltd (ACN 084 703 079)	5 Bowen Crescent, Melbourne, Victoria, 3004
Macquarie Syndication (No.1) Pty Limited (ACN 055 839 015)	5 Bowen Crescent, Melbourne, Victoria, 3004
Palatron Pty Limited (ACN 003 596 174)	5 Bowen Crescent, Melbourne, Victoria, 3004
Penchant Pty Limited (ACN 052 356 591)	5 Bowen Crescent, Melbourne, Victoria, 3004
Radcoy (No 1) Limited (ACN 006 539 797)	5 Bowen Crescent, Melbourne, Victoria, 3004
SunshineLink Pty Ltd (ACN 084 230 035)	5 Bowen Crescent, Melbourne, Victoria, 3004
Syndicate (Co.1) Pty Limited (ACN 003 584 852)	5 Bowen Crescent, Melbourne, Victoria, 3004
A.C.N. 082 231 383 PTY LTD (ACN 082 231 383)	5 Bowen Crescent, Melbourne, Victoria, 3004
Expanse Electronics Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand
Millers Mechanical Equipment (NZ) Limited	21-29 Broderick Road, Johnsonville, Wellington, New Zealand

This is Annexure C of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: Peter Caillard

Peter Caillard (Director of TABCORP Investments No.4)

Date: 5 August 2004

Details of changes in relevant interests pursuant to acceptances of the Offers

Date of change	Class and number of securities affected	Person's votes affected
3/8/2004	1,537,859 ordinary shares	1,537,859
4/8/2004	3,488,689 ordinary shares	3,488,689

This is Annexure D of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: [signature]

Peter Caillard (Director of TABCORP Investments No.4)

Date: 5 August 2004

Offer terms

The following documents set out the terms of the Offers:

1. Bidder's Statement dated 2 April 2004.
2. Acceptance Form for CHESS holdings – Australian shareholders.
3. Acceptance Form for issuer sponsored holdings - Australian shareholders.
4. Acceptance Form for CHESS Holdings – Overseas shareholders.
5. Acceptance Form for issuer sponsored holdings – Overseas shareholders.

Exhibit WWW

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

5 August 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD
CLOSING DATE FOR BID AND DETAILS CONCERNING BID CONSIDERATION

Closing Date for the Bid – No Further Extensions

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) (a wholly owned subsidiary of TABCORP Holdings Limited (***TABCORP***)) announced today that its off-market bid (the ***Bid***) for all of the ordinary shares (***Tab Shares***) in Tab Limited (***Tab***) will close at the currently scheduled closing time of 7.00 pm (Sydney time) on 13 August 2004. There will be no further extensions of the offer period for the Bid.

Variation of the Bid Consideration

Bidder has today completed the despatch of the notice of variation dated 30 July 2004, relating to an increase in the Bid consideration, to all persons to whom an offer was made under the Bid. A copy of that notice of variation has been previously released to the Australian Stock Exchange.

First Mail Out of Bid Consideration

Bidder has also today commenced the mail out of Bid consideration to the first tranche of former Tab shareholders who accepted offers made under the Bid. Remaining Tab shareholders who have accepted, or subsequently accept prior to the 13 August 2004 closing date, an offer made under the Bid will be provided with their consideration in accordance with the terms and conditions of the Bid.

Attached, on behalf of Bidder, are copies of two letters which have been, or will be, sent to former Tab shareholders with their consideration. The first letter will be sent with the consideration to all former Tab shareholders who will retain ordinary shares (***TABCORP Shares***) in TABCORP as a result of their acceptance. The second letter explains the capital gains tax consequences of the sale of Tab Shares to Bidder, and of any subsequent sale of TABCORP Shares received under the Bid, and will be sent to all former Tab shareholders.

Peter Caillard
Company Secretary
TABCORP Holdings Limited

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communication to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Vic 3000
GPO Box 1736
Melbourne Vic 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

5 August 2004

Dear Shareholder,

TABCORP has now received acceptances for more than 90% of Tab Limited shares under its takeover offer for Tab. Accordingly, TABCORP has increased the cash component of its offer consideration by 10 cents per Tab share, so that its offer is now $2.10 cash, plus 0.20 TABCORP shares, for each Tab share. TABCORP has enclosed a notice of variation in respect of this increase.

Enclosed is your transaction confirmation / holding statement and cheque, which represents the full and final consideration payable to you in cash and new TABCORP shares in respect of the shares in Tab that you sold pursuant to the offer by TABCORP.

Also enclosed is a letter explaining the capital gains tax consequences regarding this transaction. A copy of this letter has been posted on the TABCORP website at **www.tabcorp.com.au** for future reference.

For legal reasons, including privacy laws, TABCORP is unable to use all of your instructions which you previously gave to Tab regarding your former Tab shareholding. We will forward to you in due course forms and other information to enable you to provide TABCORP with instructions regarding your shareholding, including details relating to:

- Your Tax File Number, Australian Business Number or Exemption;
- Your bank account details to receive dividend payments by direct credit;
- Your participation in TABCORP's Dividend Reinvestment Plan; and
- The TABCORP Shareholder Benefits Scheme.

Yours sincerely,

Peter Caillard
Company Secretary

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communication to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Vic 3000
GPO Box 1736
Melbourne Vic 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

5 August 2004

Dear Shareholder

Australian Capital Gains Tax

Takeover of Tab Limited

This letter contains information that may assist you or your adviser to understand the Australian capital gains tax (***CGT***) consequences in respect of:

- the disposal of your ordinary shares (***Tab Shares***) in Tab Limited (***Tab***) to TABCORP Investments No.4 Pty Ltd (***Bidder***, a wholly owned subsidiary of TABCORP Holdings Limited (***TABCORP***)) as a result of your acceptance of an offer (the ***Offer***) made under Bidder's off-market bid (the ***Bid***) for all of the Tab Shares; and
- the future disposal of any ordinary shares in TABCORP (***TABCORP Shares***) that you received as a result of your acceptance of the Offer.

This letter is only intended as a general description of Australian CGT consequences of the relevant disposals. The circumstances for each shareholder will vary and you should therefore still consult your own taxation adviser.

This letter may not cover the implications for you if you held your Tab Shares on revenue account or as trading stock, if you acquired your Tab Shares under an employee share or option plan, or if you are not a resident of Australia for tax purposes. In these circumstances, you should seek advice in relation to the taxation implications of the disposal of your Tab Shares and the subsequent ownership and disposal of TABCORP Shares.

1. Disposal of Tab Shares

You may have made a capital gain or capital loss on the disposal of your Tab Shares to Bidder.

A capital gain or capital loss will arise to the extent that the capital proceeds from the disposal of your Tab Shares is more or less than your cost base in your Tab Shares. Capital gains and losses must be taken into account in determining your assessable income. Australian resident shareholders who would make a capital gain on disposal of their Tab Shares may elect rollover relief in certain circumstances (refer below).

The cost base of your Tab Shares is generally your cost of acquisition. Certain other amounts associated with acquisition and disposal (such as brokerage or stamp duty) may be included in your cost base.

The capital proceeds from the disposal of your Tab Shares will be the sum of the amount of money and the value of the TABCORP Shares you received as consideration for your acceptance of the Offer.

For these purposes, the value of your TABCORP Shares will be their market value on the date when the contract was entered into for their disposal. The Offer became unconditional on 5 July 2004. If you accepted the Offer on or before 5 July 2004 you will be deemed to have disposed of your Tab Shares on 5 July 2004. If you accepted the Offer at a later date, you will be deemed to have disposed of your Tab Shares on the day that your acceptance of the Offer was received. The relevant disposal date is set out in the transaction confirmation statement to which the cheque for the cash component of your Offer consideration was attached.

A Class Ruling application will be lodged with the ATO seeking confirmation of rollover relief availability and that, in determining the market value of a TABCORP share, you may use the closing value of the share on the stock exchange on the date of disposal of your TAB shares. Daily closing values of TABCORP shares from 5 July 2004 will be posted on the TABCORP website **www.tabcorp.com.au**. The Class Ruling, when issued, will be available to view on the ATO website **www.ato.gov.au**. TABCORP will notify you if the Class Ruling does not issue in accordance with the application lodged.

Indexation and the CGT discount

If you are an individual, complying superannuation entity or trust and you held your Tab Shares for more than 12 months, you may be able to claim a CGT discount in respect of any capital gain arising on disposal of your Tab Shares.

If your Tab Shares were acquired at or before 11.45 am on 21 September 1999, the capital gain or loss is generally calculated as the difference between the capital proceeds and the cost base for the Tab Shares, with the cost base being indexed for inflation up to 30 September 1999. If you are an individual, complying superannuation entity or trust who acquired your Tab Shares before this date, you may choose between calculating any capital gain using a cost base indexed for inflation up to 30 September 1999, or claiming the CGT discount in respect of your gain calculated using an unindexed cost base.

If your Tab Shares were acquired after 11.45 am on 21 September 1999 and you are an individual, complying superannuation entity or trust shareholder, you may apply the CGT discount in calculating the amount of the capital gain (after deducting available capital losses) to be included in the calculation of your assessable income.

The CGT discount rules permit individuals and trusts to reduce a capital gain on the disposal of Tab Shares by half and complying superannuation entities to reduce a capital gain by one third.

Rollover relief

If you would make a capital gain from your disposal of Tab Shares pursuant to the Offer, you may elect to apply rollover relief under which the proportion of the capital gain attributable to the TABCORP Share component of the Offer consideration will be disregarded and effectively deferred until you dispose of any TABCORP Shares which you acquire under the Offer.

However, the capital gain in respect of the cash component of the consideration for your Tab Shares under the Offer does not qualify for rollover relief.

In order to calculate your capital gain your cost base in your Tab Shares must be reasonably apportioned between the cash consideration and the TABCORP Shares you receive.

The capital gain that may arise in respect of the cash component of the consideration for your Tab Shares if you elect for the rollover is calculated as follows:

$$\text{Cash consideration received under the Offer} \ \text{Less} \ \left\{ \frac{\text{Cash consideration received under the Offer}}{\text{Cash consideration received under the Offer} + \text{Market value of all TABCORP Shares received under the Offer}} \times \text{Cost base of all Tab Shares transferred} \right\}$$

Example 1

A holding of 257 Tab Shares acquired in June 1998 for $2.05 each in response to Tab's intitial public offer, then disposed of on 5 July 2004 when the closing price of TABCORP Shares was $14.28, produces a capital gain of $315.45, ignoring cost base indexation and the CGT discount, calculated as follows:

- Cash consideration received under the Offer = 257 x $2.10 = $539.70
- Cost base of all Tab Shares transferred = 257 x $2.05 = $526.85
- Market value of all TABCORP Shares received under the Offer
  = (257 x 0.20) x $14.28 = 51 x $14.28 = $728.28
  (In respect of the rounding effects on the number of TABCORP Shares received in respect of the Offer, any fractional entitlement of less than 0.5 will be rounded down to zero, and 0.5 or more will be rounded up to one TABCORP Share)
- Capital gain = $\$539.70 \text{ Less } \left\{ \frac{\$539.70}{\$539.70 + \$728.28} \times \$526.85 \right\} = \$315.45$

2. Disposal of TABCORP Shares

Subject to the following differences, the disposal of your TABCORP Shares will be subject to the same CGT consequences described above in respect of the disposal of your Tab Shares.

As your TABCORP Shares will have been acquired after 21 September 1999, there is no indexation adjustment made to their cost base.

If you are an individual, complying superannuation entity or trust you may be eligible for the CGT discount if you hold your TABCORP Shares for more than 12 months before disposing of them. If you elected to apply rollover relief and you hold your TABCORP Shares as an individual, complying superannuation fund or trust, in determining if shares have been held for 12 months, you are deemed to have acquired the TABCORP Shares at the same time you acquired the Tab Shares.

If you elect to apply rollover relief to the sale of your Tab Shares, the cost base for your TABCORP Shares will be that part of the cost base of the Tab Shares that was attributed to the TABCORP Shares. This is calculated as follows:

$$\text{Cost base for all Tab Shares previously held} \text{ Less } \left\{ \frac{\text{Cash consideration received under the Offer}}{\text{Cash consideration received under the Offer} + \text{Market value of all TABCORP Shares received under the Offer}} \times \text{Cost base of all Tab Shares transferred} \right\}$$

Example 2

Using the information from example 1 above, the cost base of your TABCORP Shares will be $302.60, calculated as follows:

$$\$526.85 \text{ Less } \left\{ \frac{\$539.70}{\$539.70 + \$728.28} \times \$526.85 \right\} = \$302.60$$

If you do not elect to apply rollover relief to the sale of your Tab Shares, the cost base for your TABCORP Shares will be the value of the Tab Shares on the day you enter into a contract for acquisition of the TABCORP Shares.

3. Disposal of TABCORP Shares under the Share Sale Facility

Subject to the following, if you dispose of TABCORP Shares under the Share Sale Facility, that disposal will be subject to the same Australian CGT consequences as described above in relation to the disposal of Tab Shares.

As the TABCORP Shares will have been acquired after 21 September 1999, there will be no indexation adjustment made to their cost base.

As the TABCORP Shares will have been acquired on the date on which the contract for the disposal of the Tab Shares was entered into, unless you elect to apply rollover relief in relation to the exchange of Tab Shares for TABCORP Shares (discussed below), the TABCORP Shares will not have been held for 12 months before the sale of the TABCORP Shares under the Share Sale Facility. In these circumstances, the 'CGT Discount' will not be available to you if you participate in the Share Sale Facility, as the minimum holding requirement will not have been satisfied.

Where you elect to apply rollover relief in relation to the exchange of Tab Shares for TABCORP Shares, for the purposes of determining your eligibility for the CGT Discount the time of acquisition of the TABCORP Shares will be treated as being the time at which you acquired your original Tab Shares that were exchanged. Therefore, where you elect to apply the rollover relief and you had held your Tab Shares for 12 months or more before the sale of your TABCORP Shares under the Share Sale Facility, provided you are an individual, complying superannuation entity or trust, you will be entitled to discount capital gains treatment.

Should you have any queries in respect of the above, further information can be found in section 7 of the bidder's statement for the Bid dated 2 April 2004 (as supplemented), or else you should contact your taxation adviser.

You can also obtain the 'Guide to Capital Gains Tax' by contacting the Australian Taxation Office by phone on 1300 720 092.

Yours faithfully

Peter Caillard
Company Secretary

Exhibit XXX

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

6 August 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD
COMPULSORY ACQUISITION NOTICE

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) (a wholly owned subsidiary of TABCORP Holdings Limited), is a notice in the prescribed form pursuant to section 661B(1) of the *Corporations Act 2001* (Cth). The notice is in the form that Bidder intends to send to shareholders to effect compulsory acquisition of their outstanding ordinary shares in Tab Limited (ABN 17 081 765 308) (***Tab***). Dispatch of the compulsory acquisition notices to Tab shareholders is expected to be completed by 9 August 2004.

Michael Scott
Manager Secretariat and Shareholder Relations
TABCORP Holdings Limited

TABCORP

TABCORP Investments No.4 Pty Ltd
ABN 74 108 197 084

All Registry communications to:
C/- ASX Perpetual Registrars Limited
GPO Box 1736, Melbourne, Vic. 3001
Telephone: 1300 665 661
(03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Australian Securities & Investments Commission

form **6021**

Notice of
compulsory acquisition following takeover bid

Corporations Act 2001
661B(1)(a)

To the person named above

Securities of Tab Limited (ABN 17 081 765 308) (the "Company")

1. Under an Off-Market Bid offers were made by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (the "Bidder") in respect of the acquisition of fully paid ordinary shares in the Company. The offers are scheduled to close on 13 August 2004 at 7.00pm (Sydney time).

2. You are, or are entitled to be, registered as the holder of:

   (a) securities in respect of which an offer was made, but have not accepted the takeover offer; and/or

   (b) securities issued under an employee share scheme to which restrictions on transfer apply, being fully paid ordinary shares in the Company issued under and subject to the Tab Employee Performance Share Plan or the Tab Employee Savings Share Plan.

3. The Bidder hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 (the "Act") that the Bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.

4. Under section 661D of the Act, you have the right, by notice in writing given to the Bidder within one month after this notice is lodged with ASIC, to ask the Bidder for a written statement of the names and addresses of everyone else the Bidder has given this notice to.

5. Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.

6. The Bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before this notice was given.

7. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 5 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the Bidder must comply with paragraph 6 of this notice.

David Elmslie

Director, TABCORP Investments No.4 Pty Ltd

6 August 2004